Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603


                               February 15, 2013


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1004
                 Diversified Credit Portfolio of ETFs, Series 2
                       File Nos. 333-185895 and 811-03763
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 Dear Mr. Bartz:

      This letter is in response to your comments given during a telephone conversation between you and our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1004, filed on January 4, 2013 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Diversified Credit Portfolio of ETFs, Series 2 (the "Trust"). This letter serves to respond to your comments.

PROSPECTUS

Investment Summary - Principal Investment Strategy

      1. Please confirm that the Trust will have less than 20% of the value of its assets in preferred exchange-traded funds.

      Response: The Trust will have less than 20% of the value of its assets in preferred exchange-traded funds.

      2. The "Principal Risks" section includes foreign and emerging markets securities risk. However, the "Principal Investment Strategy" section does not mention that such securities may be included in the portfolio. Please modify the "Principal Investment Strategy" section to note that certain exchange-traded funds may invest in such securities.

      Response: The following has been added as the fourth paragraph under "Principal Investment Strategy" section:

            The fixed-income and preferred ETFs included in the trust's portfolio may invest in foreign securities, including securities issued by companies headquartered or incorporated in countries considered to be emerging markets. See "Principal Risks" and "Investment Risks" for additional information concerning the risks associated with investing in foreign securities and emerging markets securities.

      We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren